                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                                     BNS Co.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    055961304
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                        Morningside Value Investors, LLC
                              153 East 53rd Street
                            New York, New York 10022

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               - with copies to -

                           Michael G. Tannenbaum, Esq.
                  Tannenbaum Helpern Syracuse & Hirschtritt LLP
                          900 Third Avenue, 13th Floor
                            New York, New York 10022

                                January 23, 2002
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

    Note:    Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                                Page 1 of 7 Pages

CUSIP No.    055961304                 13D                  Page 2 of 7 Pages


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1.     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Morningside Value Investors, LLC - IRS No. 13-4082842
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A  GROUP*                          (a) [ ]

                                                                       (b) [ ]

--------------------------------------------------------------------------------
3.     SEC USE ONLY



--------------------------------------------------------------------------------
4.     SOURCES OF FUNDS

       OO
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)       [ ]

--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
  NUMBER OF    7.  SOLE VOTING POWER            168,260
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.  SHARED VOTING POWER
  OWNED BY     -----------------------------------------------------------------
    EACH       9.  SOLE DISPOSITIVE POWER       168,260
  REPORTING    -----------------------------------------------------------------
 PERSON WITH   10. SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    168,260
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
       [ ]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11      5.88%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*

       OO
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    055961304                 13D                 Page 3 of 7 Pages


--------------------------------------------------------------------------------
15.    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       The Hummingbird Value Fund, L P -  IRS No. 51-0394186
--------------------------------------------------------------------------------
16.    CHECK THE APPROPRIATE BOX IF A  GROUP*                          (a) [ ]

                                                                       (b) [ ]

--------------------------------------------------------------------------------
17.    SEC USE ONLY



--------------------------------------------------------------------------------
18.    SOURCES OF FUNDS

       WC
--------------------------------------------------------------------------------
19.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)       [ ]

--------------------------------------------------------------------------------
20.    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
  NUMBER OF    21. SOLE VOTING POWER            168,260
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   22. SHARED VOTING POWER
  OWNED BY     -----------------------------------------------------------------
    EACH       23. SOLE DISPOSITIVE POWER       168,260
  REPORTING    -----------------------------------------------------------------
 PERSON WITH   24. SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
25.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    168,260
--------------------------------------------------------------------------------
26.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
       [ ]
--------------------------------------------------------------------------------
27.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11      5.88%
--------------------------------------------------------------------------------
28.    TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    055961304                 13D                Page 4 of 7 Pages


--------------------------------------------------------------------------------
29.    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Paul D. Sonkin
--------------------------------------------------------------------------------
30.    CHECK THE APPROPRIATE BOX IF A  GROUP*                          (a) [ ]

                                                                       (b) [ ]

--------------------------------------------------------------------------------
31.    SEC USE ONLY



--------------------------------------------------------------------------------
32.    SOURCES OF FUNDS

       PF with respect to 2,000 Shares and N/A with respect to 168,260 Shares
--------------------------------------------------------------------------------
33.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)       [ ]

--------------------------------------------------------------------------------
34.    CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------
  NUMBER OF    35. SOLE VOTING POWER            2,000
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   36. SHARED VOTING POWER          168,260
  OWNED BY     -----------------------------------------------------------------
    EACH       37. SOLE DISPOSITIVE POWER       2,000
  REPORTING    -----------------------------------------------------------------
 PERSON WITH   38. SHARED DISPOSITIVE POWER      168,260
--------------------------------------------------------------------------------
39.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    170,260
--------------------------------------------------------------------------------
40.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
       [ ]
--------------------------------------------------------------------------------
41.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11      5.95%
--------------------------------------------------------------------------------
42.    TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 055961304                    13D                Page 5 of 7 Pages


ITEM 1  SECURITY AND ISSUER

      Title of Class of Securities

            Class A common stock $.01 par value per share (the "Shares")

      Name and Address of Issuer

            BNS Co. (the "Company" or the "Issuer")
            275 West Natick Road
            Warwick, RI 02886

ITEM 2  IDENTITY AND BACKGROUND

      This statement is being filed by Morningside Value Investors, LLC, a Delaware limited liability company ("Morningside"), whose principal business and principal office address is 153 East 53rd Street, New York, New York 10022. Morningside acts as investment manager to The Hummingbird Value Fund, L.P. ("Hummingbird") and has the sole investment discretion and voting authority with respect to the investments owned of record by Hummingbird.

      This statement is also being filed by Hummingbird, a Delaware limited partnership whose principal business and principal office address is 153 East 53rd Street, New York, New York 10022. Hummingbird's principal business is investing in securities in order to achieve its investment objectives.

      This statement is also being filed by Paul D. Sonkin. Mr. Sonkin is a citizen of the U.S.A. Mr. Sonkin is the managing member of Morningside and the managing member of Morningside Capital, LLC, a Delaware limited liability company and the managing member of Hummingbird ("Morningside Capital"). In his capacity as managing member of Morningside, Mr. Sonkin indirectly exercises voting control and dispositive power over the Shares reported by Morningside. The principal business and principal office address of both Mr. Sonkin and Morningside Capital is 153 East 53rd Street, New York, New York 10022.

      During the past five years none of Morningside, Hummingbird, Mr. Sonkin or Morningside Capital has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of January 23, 2002, Hummingbird has invested approximately $416,022 in the Shares of the Issuer using its working capital. Mr. Sonkin has invested approximately $4,380 in the Shares of the Issuer using personal funds.

ITEM 4  PURPOSE OF TRANSACTION

         The Shares were acquired for investment purposes. However, as set forth in more detail in the letter from Morningside to the Issuer dated January 31, 2002, which is incorporated herein and attached to this Schedule 13D as Exhibit 1, Morningside intends to hold talks or discussions with various parties, including, but not limited to, the Issuer's management, its board of directors and other shareholders on a variety of possible subjects regarding ways to increase shareholder value. Some of the suggestions Morningside might make may concern the liquidation of certain subsidiaries of the Issuer and/or affect control of the Issuer and its subsidiaries. Morningside intends to pay close attention to developments at and pertaining to the Issuer, and, subject to market conditions and other factors deemed relevant by Morningside, Morningside may, directly or indirectly, purchase additional Shares of the Issuer or dispose of some or such Shares in open-market transaction or privately negotiated transactions.


ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

        (a) - (b) As the holder of sole voting and investment authority over the Shares owned by Hummingbird, Morningside may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 168,260 Shares representing approximately 5.88% of the outstanding shares of the Issuer (based upon 2,861,000 shares outstanding as of September 30, 2001, as reported on the latest 10-Q of the Issuer). Morningside disclaims any economic interest or beneficial ownership of shares covered by this Statement.

        As the managing member and control person of Morningside, Mr. Sonkin may also be deemed the beneficial owner of such Shares. Additionally, he is the beneficial owner of 2,000 Shares held individually by him. Thus, Mr. Sonkin may be deemed, for purposes of Rule 13d-3, to be the beneficial owner of 170,260 Shares of the Issuer (5.95% of the outstanding shares). Mr. Sonkin disclaims any economic interest or beneficial ownership of any Shares not held by him individually.

      (c)   Hummingbird effected transactions in the Shares as set forth below:

                                          AMOUNT OF
   DATE              TYPE                  SHARES           PRICE/SHARE
   ----              ----                  ------           -----------
11/28/2001    open market purchase            600              2.1733
11/29/2001    open market purchase            200                2.21
11/30/2001    open market purchase            800                2.22
12/04/2001    open market purchase           5900                2.23
12/05/2001    open market purchase           5400              2.2485
12/07/2001    open market purchase            800                2.35

12/10/2001    open market purchase           1000                2.29
12/11/2001    open market purchase           2000                2.48
12/13/2001    open market purchase            300                2.22
12/14/2001    open market purchase            600                2.22
12/18/2001    open market purchase           1300                2.25
12/19/2001    open market purchase           4900              2.2616
12/20/2001    open market purchase           1000                2.26
12/26/2001    open market purchase           5000              2.2544
12/27/2001    open market purchase           4000              2.2605
12/28/2001    open market purchase           3100                 2.3
12/31/2001    open market purchase           2000                 2.3
 1/03/2002    open market purchase           2400                 2.3
 1/04/2002    open market purchase           2000                2.26
 1/07/2002    open market purchase           4200              2.2648
 1/08/2002    open market purchase           5000                 2.3
 1/09/2002    open market purchase          14800                2.26
 1/10/2002    open market purchase           4400                2.26
 1/16/2002    open market purchase            900                2.26
 1/17/2002    open market purchase           3000              2.2833
 1/18/2002    open market purchase          10000                2.13
 1/23/2002    open market purchase          23000                2.11

(d)   Inapplicable.

(e)   Inapplicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


      Not applicable.

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

      Letter from Morningside to the Issuer and its Board of Directors dated January 31, 2002 is attached hereto as Exhibit 1.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 31, 2002

THE HUMMINGBIRD VALUE FUND, L.P.

By:  Morningside Capital, LLC, General Partner

By:    /s/ Paul D. Sonkin
     --------------------------------
Name:  Paul D. Sonkin
Title: Managing Member


MORNINGSIDE VALUE INVESTORS, LLC

By:    /s/ Paul D. Sonkin
     --------------------------------
Name:  Paul D. Sonkin
Title: Managing Member


       /s/ Paul D. Sonkin
-------------------------------------
       Paul D. Sonkin